EXHIBIT 99.13

Option of Robert A. Halmi, Jr., dated October 31, 2001, by and between Hallmark Entertainment Holdings, Inc. and Robert A. Halmi, Jr.

     Employer will grant Employee options (“Stock Options”) to purchase from Employer up to 3.4 million (adjusted for any stock splits occurring hereafter) shares of Class A common stock (“Common Stock”) of Crown Media Holdings, Inc. at a price per share of $11.13. Such options shall vest on September 30, 2004, and shall expire on September 30, 2006. In the event of termination of this Agreement under Paragraph 8(a)(i) [death of employee], (ii) [disability of employee] or (iv) [employee leaves for good reason] or Paragraph 8(b) [employer terminates without good cause], all unvested Stock Options shall become vested. In the event of termination of this Agreement under Paragraph 8(a)(iii) [employer terminates for cause], all unvested Stock Options shall be forfeited.

     By written notice delivered to Employer in October of 2004, 2005 or 2006, Employee shall have options to put (“Put Options”) to Employer any shares of Common Stock acquired by Employee under the Stock Options at a price per put share (the “Put Price”) equal to Fair Market Value for Common Stock as of the date of Employer’s receipt of Employee’s put notice. The “Fair Market Value” shall mean, as of any given date, the highest average closing price of the Common Stock on The Nasdaq Stock Market, as of the close of business hours of The Nasdaq Stock Market, without regard to any after-hours trading, or if the Common Stock is not listed on The Nasdaq Stock Market, on any national securities exchange on which the Common Stock is listed, for (1) the five-day trading period ending on the fifth trading date immediately preceding such date, (2) the five-day trading period on the tenth trading date immediately preceding such date, (3) the five-day trading period ending on the fifteenth trading date immediately preceding such date or (4) the five-day trading period ending on the twentieth trading date immediately preceding such date. If there is no regular public trading market for such Common Stock, the Put Price shall be determined by the Board of Directors of Employer in good faith. The Put Price (less $11.13) shall be reduced by 10% as to shares of Common Stock for which Employee exercises a Put Option in 2004 and by 5% as to shares of Common Stock for which Employee exercises a Put Option in 2005.